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                                                                   EXHIBIT 21.1

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
       Name of Subsidiary       State or Other Jurisdiction          Name(s) under which
                                    of Incorporation            subsidiary is doing business

 Monsey Products Co.                 Pennsylvania                       Monsey Bakor

 Kimberton Enterprises, Inc.           Delaware                              n/a

 Monsey Products of Arizona,           Arizona                               n/a
 LLC

 Monsey Bakor Holdings Inc.        Ontario, Canada                           n/a

 Monsey Bakor Inc.                 Ontario, Canada                           n/a

 Bakor Quebec Ltd.                 Ontario, Canada                           n/a

 Globe-Vedag Holdings Inc..        Ontario, Canada                           n/a

 Globe-Vedag Corp.                 Ontario, Canada                           n/a
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